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                          October 31, 2023

       Anthony Gruber
       Chief Financial Officer
       Mama's Creations, Inc.
       25 Branca Road
       East Rutherford, NJ 07073

                                                        Re: Mama's Creations,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 27,
2023
                                                            File No. 333-275206

       Dear Anthony Gruber:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenny
O'Shanick at 202-551-8005 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Jonathan R. Zimmerman